UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oil States International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-16337	76-0476605
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Three Allen Center 333 Clay Street, Suite 4620, Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Robert W. Hampton (713) 652-0582
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

1.	Introduction

Oil States International, Inc. (the Company or Oil States), through its subsidiaries, manufactures and contracts to manufacture products that contain gold, tantalum, tin and tungsten (“3TG”). As these materials are necessary to Oil States’ products, the Company is dedicated to tracing the origin of these metals to ensure compliance with the requirements set forth in the final rule regarding use of conflict minerals.

2.	Conflict Minerals Disclosures

Oil States has concluded in good faith that during the reporting period for 2013:

a)

Oil States manufactured and contracted to manufacture products for which “conflict minerals” (as defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality or production.

b)

As such, Oil States performed a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence in an effort to determine whether its sourcing practices directly or indirectly funded armed groups in the Covered Countries.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Oil States has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report and both reports are posted to a publicly available Internet site at http://www.ir.oilstatesintl.com/sec.cfm.

3.	Reasonable Country of Origin Inquiry Description

To implement the RCOI, Oil States’ Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (3TG) used in the products supplied to Oil States. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

As 2013 was the first reporting year for Rule 13p-1, our supplier engagement efforts followed these steps:

●	An introduction email was sent to Tier 1 suppliers providing our Conflict Minerals Policy, describing the compliance requirements, and requesting conflict minerals information;

●	Following the initial introductions to the program and information request, at least 3 reminder emails were sent to each non-responsive supplier requesting survey completion;

●

Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about the Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

Oil States utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including implausible statements regarding no presence of 3TG, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelters or refiners, but not verified as such through further analysis and research.

4.	RCOI Results

1,422 suppliers were identified as 3TG used in our manufacturing processes and were contacted as part of the RCOI process.

As a result of the inquiry process, Oil States was able to identify 36 Smelters or Refiners (SORs) spanning 20 countries of origin as potential SORs of 3TG used by our suppliers.

5.	Due Diligence

A description of the measures Oil States took to exercise due diligence on the source and chain of custody of its conflict minerals for which Oil States knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above, is provided in the Conflict Minerals Report.

Item 1.02 Exhibits

Oil States filed, as an exhibit to this Form SD, the required Conflict Minerals Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oil States International, Inc.

/s/ Robert W. Hampton

Name: Robert W. Hampton
Title: Senior Vice President, Accounting & Corporate Secretary

DATED: June 2, 2014